UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 4, 2019

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐            No  ☒

The information contained in this Report is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Sale of Ship Management Division and Related Transactions

On August 30, 2019, Navios Maritime Holdings Inc. (the “Company”) announced the sale of its ship management division, the general partner interest in Navios Maritime Partners L.P. and the general partner of Navios Maritime Containers L.P. (the “Sale”) to N Shipmanagement Acquisition Corp. and related entities (“NSAC”), which are affiliated with the Company’s Chairman and Chief Executive Officer.

In connection with the Sale, the Company and certain of its subsidiaries entered into:

(1)

a management agreement with Navios Shipmanagement Inc. (“NSM”) whereby NSM agreed to provide certain commercial and technical management services to the Company for an initial period of five years with an automatic extension period of five years thereafter (subject to certain termination events set forth therein), at a rate of (i) $3,700 per day per owned vessel for the first two-year period with a 3% annual increase thereafter and (ii) $25 per day per chartered-in vessel, with (iii) drydocking expenses for owned vessels reimbursed by the Company at cost;

(2)

an administrative services agreement with NSM whereby NSM agreed to provide administrative support services to the Company for an initial period of five years with an automatic extension period of five years thereafter (subject to certain termination events set forth therein) in exchange for the reimbursement of certain costs and expenses incurred in connection therewith;

(3)	a contribution agreement (the “Contribution Agreement”) whereby the Company and its subsidiaries entered into certain internal restructuring transactions to facilitate the Sale;

(4)

a secured loan agreement (the “Secured Loan Agreement”) for $125,000,000 (as such amount may be adjusted pursuant to Section 4 of the Contribution Agreement) between the Company and Navios Shipmanagement Holdings Corporation (“Shipmanagement Holdings”), which following the Sale became a subsidiary of NSAC; and

(5)

a purchase agreement whereby NSAC agreed to purchase the entities comprising the ship management division and the general partner interest in Navios Maritime Partners L.P. and the general partner of Navios Maritime Containers L.P. from the Company and its subsidiaries for $20,000,000.

The Sale and agreements related thereto referred to above are referred to collectively as the “Transaction.” A copy of the press release related to the Transaction is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference. The agreements referred to in paragraphs (1)—(5) above are furnished as Exhibits 99.2-99.6 to this Report and are incorporated herein by reference.

Secured Loan Agreement

In advance of the Sale, the Company entered into the Secured Loan Agreement with Shipmanagement Holdings. The Secured Loan Agreement provides for a loan of $125,000,000, with such amount subject to adjustment as provided in Section 4 of the Contribution Agreement (as adjusted, the “Original Principal Amount”). The Secured Loan Agreement amortizes quarterly on each February 15, May 15, August 15 and November 15, beginning on February 15, 2020, and matures on November 15, 2024. The first four amortization payments will be equal to $11,750,000 ($47,000,000 in aggregate) (collectively, the “Year One Amortization Payments”), and the remaining sixteen amortization payments will be equal to 1/16th of the Original Principal Amount minus the Year One Amortization Payments. All or a portion of the amortization payments can be deferred by the Company during the first three years depending on the Company’s available cash at the end of each quarter as described further in the Secured Loan Agreement. Amounts outstanding under the Secured Loan Agreement bear interest at a rate of 5% per annum (7% per annum with respect to deferred principal amounts, if any). The Secured Loan Agreement contains restrictive covenants based on the Company’s 7.375% First Priority Ship Mortgage Notes due 2022 (the “Ship Mortgage Notes”), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Secured Loan Agreement also provides for customary events of default, including change of control. The Company’s obligations under the Secured Loan Agreement are guaranteed by substantially the same subsidiaries that guarantee the 2022 Notes and secured by assets of the Company that do not secure the Ship Mortgage Notes or the Company’s 11.25% Senior Secured Notes due 2022. See Exhibit 99.5 to this Report for the complete terms and conditions of the Secured Loan Agreement, which are incorporated herein by reference.

EXHIBITS

Exhibit Number	Description

99.1	Press Release of the Company, dated August 30, 2019.

99.2	Management Agreement, dated August 29, 2019, by and between the Company and NSM.

99.3	Administrative Services Agreement, dated August 29, 2019, by and between the Company and NSM.

99.4	Contribution Agreement, dated August 29, 2019, by and among Shipmanagement Holdings, NSM, Navios Tankers Management Inc., Navios Containers Management Inc., Kleimar Ltd., Navios Corporation Management Inc. and the Company.

99.5	Secured Loan Agreement, dated August 29, 2019, by and between the Company, as borrower and Shipmanagement Holdings, as lender.

99.6	Purchase Agreement, dated August 30, 2019, by and among NSAC, Alegria Shiptrade Co., Olympos Maritime Ltd, the Company and Navios GP L.L.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: September 4, 2019

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